STOCK PURCHASE WARRANT TO PURCHASE COMMON STOCK
OF MEDISCIENCE TECHNOLOGY CORP. (MTC
DATE:  November 15, 2001

Neither this Warrant nor the shares of Common Stock issuable upon exercise of this Warrant have been registered under the Securities Act of 1933, and neither this Warrant nor such shares of Common Stock can be sold or transferred unless and until they are so registered or unless such registration is not then required under the circumstances of such sale or transfer.

Warrant to purchase up to (100,000) one hundred thousand shares of Common Stock Dated November 15, 2001 Cherry Hill New Jersey.

This certifies that for value received, Chesterbrook Partners Inc. (CP) is entitled to subscribe for and purchase from (MTC), a corporation organized and existing under the laws of the State of New Jersey, at the price of $.25 per share for 100,000 shares subject to this Warrant and its terms and conditions. This five (5) year Warrant shall be exercisable from and after November 15, 2001 up to November 15, 2006, its expiration date.

This warrant is TOTALLY ASSIGNABLE by (CP) at any time, such assignment effected by notice of such assignment received and acknowledged by Mediscience Technology Corp. at its office 1235 Folkstone Way, Cherry Hill NJ 08034.

It is understood that the holder of this warrant has no anti-dilution rights and shall have none of the rights, privileges or liabilities of the shareholders of the company in law or equity prior to written notice to Mediscience Technology of the exercise of this warrant.

In witness hereof Mediscience Technology Corporation has caused this warrant to be signed by its duly authorized officer under its corporate seal.

/s/Peter Katevatis                         /s/Ned H. Elgart
------------------                         ----------------
Peter Katevatis, Chairman/CEO               Accepted:Chesterbrook Partners Inc.
Mediscience Technology Corp.                By: Ned H. Elgart, President
November 15, 2001
Cherry Hill NJ